SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.
FOUNDED 1866

July 10, 2007

Via EDGAR

Rolaine Bancroft, Esq.
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Bear Stearns Depositor Inc.
Post-Effective Amendment to Registration Statement on Form S-3
File No. 333-105007

Dear Ms. Bancroft:

Bear Stearns Depositor Inc. (the “depositor”) has instructed us to provide each of the responses set forth below to the staff’s comments of July 2, 2007.  For ease of reference, the staff’s comments have been repeated below in italics.  Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you.

1.
Please note that a takedown off a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The depositor confirms that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown off of the registration statement.

2.
Please confirm that any securities included in the asset pool would meet the definition of an asset-backed security, in particular that the securities would, by their terms, convert into cash within a finite time period.  Refer to Item 1101(c)(1) of Regulation AB.

The depositor confirms that any securities included in the asset pool will meet the requirements set forth in the definition of an asset-backed security under Item 1101 (c) of Regulation AB.  In particular, each security to be included in an asset pool will convert into cash within a finite time period and will otherwise be eligible for inclusion in an asset pool backing an asset-backed security under Regulation AB.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Siegfried Knopf

cc:           Dagmar Smek, Esq. – Bear Stearns Depositor Inc.